UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 1)

Capricor Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14070B 101
(CUSIP Number)

c/o Capricor Therapeutics, Inc. 8840 Wilshire Blvd., 2nd Floor Beverly Hills, CA 90211 Attention: Karen G. Krasney, General Counsel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS CONISTON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 638,155 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 638,155 shares
	10	SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,155 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Comprised of 638,155 shares held in the name of Coniston Corporation.
(2)	Based on a total of 14,546,096 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding immediately following the consummation of a private placement by Capricor Therapeutics, Inc. of shares of its common stock on January 21, 2015.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON LOUIS MANZO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, SC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,017,665 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,017,665 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,665 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Comprised of (a) options held by Louis Manzo to purchase 351,126 shares of common stock of Capricor Therapeutics, Inc. that were exercisable as of January 21, 2015 or that have or will become exercisable within 60 days after January 21, 2015, (b) 28,384 shares of common stock of Capricor Therapeutics, Inc. held directly by Louis Manzo, and (c) 638,155 shares of common stock of Capricor Therapeutics, Inc. beneficially owned by Coniston Corporation. The equity securities of Coniston Corporation are held by Louis Manzo and irrevocable trusts for the benefit of the children of Louis Manzo. Louis Manzo has sole voting power over Coniston Corporation and therefore may be deemed to have sole voting and dispositive power with respect to all securities of Capricor Therapeutics, Inc. beneficially owned by Coniston Corporation.
(2)	Based on a total of 14,546,096 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding immediately following the consummation of a private placement by Capricor Therapeutics, Inc. of shares of its common stock on January 21, 2015. Louis Manzo has sole voting power over Coniston Corporation and therefore may be deemed to have sole voting and dispositive power with respect to all securities of Capricor Therapeutics, Inc. beneficially owned by Coniston Corporation. Shares of common stock subject to options held by Louis Manzo that are currently exercisable or that have or will become exercisable within 60 days of January 21, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Manzo.

All information in this Amendment No. 1 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 1 to Schedule 13D is being filed by Coniston Corporation and Louis Manzo pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Coniston Corporation and Louis Manzo with the Securities and Exchange Commission (the “SEC”) on December 3, 2013 (the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 2.	Identity and Background

The disclosure in Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed on behalf of Coniston Corporation (“Coniston”) and Louis Manzo (collectively, the “Reporting Persons”, and each, a “Reporting Person”). The equity securities of Coniston are held by Louis Manzo and irrevocable trusts for the benefit of the children of Louis Manzo. Louis Manzo has sole voting power over Coniston.

(b)	The address of each Reporting Person is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211.

(c)	The principal business of Coniston is engaging in investments. The principal business of Louis Manzo is as an investor and director of the Issuer.

(d)	None.

(e)	During the last five years, neither of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the officers of Coniston, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Coniston is a Maryland corporation. Louis Manzo is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended by inserting the following language at the end of the last paragraph of Item 3:

Louis Manzo purchased the 28,384 shares of common stock of the Issuer held by him directly that were not acquired pursuant to the terms of the Merger Agreement at a price of $3.523 per share, for an aggregate purchase price of approximately $100,000, using his personal funds.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 is hereby incorporated herein by reference.

Share Purchase Agreement

On January 9, 2015, Louis Manzo, among other investors (collectively, the “Investors”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer agreed to issue and sell to Louis Manzo, and Louis Manzo agreed to purchase from the Issuer, in a private placement, 28,384 shares (the “Shares”) of the Issuer’s common stock at a price per share of $3.523 for an aggregate purchase price of approximately $100,000. In connection with the entry into the Share Purchase Agreement, the Issuer and the Investors, including Louis Manzo, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer is obligated (i) to prepare and file with the SEC a registration statement (the “Registration Statement”) to register for resale the Shares, and (ii) to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable, in each case subject to certain deadlines.

The references to, and descriptions of, the Purchase Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, forms of which are referenced as Exhibit B and Exhibit C, respectively, to this Amendment No. 1 to Schedule 13D, and which are incorporated herein by reference.

The Reporting Persons acquired the common stock of the Issuer for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement or the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of common stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of January 21, 2015, Coniston beneficially owns 638,155 Shares of the Issuer. Louis Manzo has sole voting power over Coniston and therefore may be deemed to be the beneficial owner of all Shares beneficially owned by Coniston. In addition to having sole voting and dispositive power with respect to the 638,155 Shares held by Coniston, Louis Manzo, as of January 21, 2015, holds (i) options to purchase 396,803 shares of common stock of the Issuer, of which options to purchase 351,126 shares of common stock are currently exercisable or have or will become exercisable within 60 days of January 21, 2015, and (ii) 28,384 shares of common stock of the Issuer that were purchased by Louis Manzo pursuant to the terms of the Purchase Agreement and which are held directly by Louis Manzo. All ownership percentages are calculated based on a total of 14,546,096 shares of common stock of the Issuer issued and outstanding immediately following the consummation of a private placement by the Issuer of shares of its common stock on January 21, 2015. Shares of common stock subject to options held by Louis Manzo that are currently exercisable or that have or will become exercisable within 60 days of January 21, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Manzo, but not of Coniston.

Based upon the foregoing, there were a total of 14,546,096 shares of common stock of the Issuer issued and outstanding immediately following the consummation of a private placement by the Issuer of shares of its common stock on January 21, 2015. As a result of the foregoing, Coniston is deemed to beneficially own 638,155 Shares of the Issuer, or 4.4% of the shares of the Issuer’s common stock that are issued and outstanding. Additionally, Louis Manzo is deemed to beneficially own 1,017,665 Shares of the Issuer, or 6.8% of the shares of the Issuer’s common stock that are issued and outstanding.

(b)	Coniston has the sole power to vote and dispose or direct the disposition of the 638,155 Shares held by it. The equity securities of Coniston Corporation are held by Louis Manzo and irrevocable trusts for the benefit of the children of Louis Manzo. Louis Manzo has sole voting power over Coniston and, therefore, with respect to all of the Shares that are held by Coniston, Louis Manzo has the sole power to vote and dispose or direct the disposition of such Shares. Additionally, Louis Manzo is deemed to have sole voting and dispositive power with respect to (i) the options to purchase 351,126 shares of common stock that are beneficially owned by Louis Manzo and which are currently exercisable or have or will become exercisable within 60 days of January 21, 2015, and (ii) the 28,384 shares of common stock of the Issuer purchased by Louis Manzo pursuant to the terms of the Purchase Agreement and held directly by Louis Manzo.

(c)	Except as set forth elsewhere in the Initial Schedule 13D, as amended by this Amendment No. 1 to Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of common stock of the Issuer.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 and Item 4 is incorporated herein by reference.

Other than as described in the Initial Schedule 13D, as amended by this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Capricor Therapeutics, Inc.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit B	Share Purchase Agreement, dated as of January 9, 2015, by and between the Issuer and the Investors, including Louis Manzo (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 22, 2015).

Exhibit C	Registration Rights Agreement, dated as of January 9, 2015, by and between the Issuer and the Investors, including Louis Manzo (incorporated by reference to Exhibit 10.2 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 22, 2015).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015

Coniston Corporation

By: Louis Manzo
Its: President

By:	/s/ Louis Manzo
Louis Manzo, President

By:	/s/ Louis Manzo
Louis Manzo